FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of July, 2019

Gilat Satellite Networks Ltd.

(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated July 29, 2019, announcing that Gilat Achieves Critical Milestone in Peru with Approval to Enter Operational Phase, Unlocking Access to Revenue of ~$12M per Annum from Telecom Project Awarded in 2015.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)
Dated July 29, 2019	By:	/s/ Yael Shofar
Yael Shofar
General Counsel

Gilat Achieves Critical Milestone in Peru with Approval to
Enter Operational Phase, Unlocking Access to Revenue of ~
$12M per Annum from Telecom Project Awarded in 2015

Gilat’s network to provide broadband internet services to over half a million people in the regions of Huancavelica, Ayacucho & Apurimac

Petah Tikva, Israel, July 29, 2019 -- Gilat Satellite Networks Ltd. (NASDAQ, TASE: GILT), a worldwide leader in satellite networking technology, solutions and services, announced today that it has reached a critical milestone in Peru with approval to enter the operational phase of the three-region telecom project awarded in 2015 for an aggregate value of $285M. This phase enables the start of delivery of broadband internet services to over half a million people in the three regions. Entering the operational phase will enable Gilat to unlock access to revenue of ~$12M per annum of operations fees, for a period of ten years, as well as to start selling services over the network.

“I am most pleased to receive approval from the government of Peru, to enter into the operational phase of the projects in Huancavelica, Ayacucho & Apurimac,” said Arieh Rohrstock, General Manager Gilat Peru and Corporate VP. “This significant milestone marks the realization of our objective to turn Peru into a source of secure, multi-year, profitable revenue, both from operational fees as well as the sale of additional services over the network, as we deliver on our corporate values of contributing to bridging the digital divide in Peru and worldwide.”

PRESIDENT OF PERU INAUGURATES BROADBAND SERVICE FOR HALF A MILLION RESIDENTS

The inauguration events in Peru for start of delivery of broadband internet in support of social development, e-health and e-learning were widely celebrated in the presence of Peru’s President, the Transport & Communications Ministry and the Regional Governments. The huge project will supply connectivity to one thousand towns in the three regions, through the deployment of almost 5,000 km of fiber optic and the use of Information and Communication Technologies (ICT). The network will also provide cellular backhaul to allow mobile network operators to reach distant villages for 3G/4G broadband mobile services to satisfy the need for the same mobile connectivity services as in the urban regions. Furthermore, during the project’s operation, over 4,000 representatives of schools, health, post and police stations will receive training. See service inauguration video in Huancavelica: https://youtu.be/A5EYjTXdC7o

The President of Peru, Martin Vizcarra said in the inauguration speech: “We are committed to working on the physical roads that connect us with cars, trucks and buses, but we need to move forward in the technological race as well, which is optic fiber, the broadband that through a wire, carries the knowledge.”

In the inauguration ceremony in Apurimac the Transport and Communications Minister discussed the focus on delivery of internet for the children’s health and safety, and commended Gilat as follows: “I want to emphasize that the collaboration of the government with the private company, Gilat, brought about the successful fiber optic project, and that without Gilat’s commitment, work and faithful fulfillment of responsibilities the state could not make this project happen,” Said María Jara, Minister, Transport and Communications.“

About Gilat
Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT) is a leading global provider of satellite-based broadband communications. With 30 years of experience, we design and manufacture cutting-edge ground segment equipment, and provide comprehensive solutions and end-to-end services, powered by our innovative technology. Delivering high value competitive solutions, our portfolio comprises of a cloud based VSAT network platform, high-speed modems, high performance on-the-move antennas and high efficiency, high power Solid State Amplifiers (SSPA) and Block Upconverters (BUC).

Gilat’s comprehensive solutions support multiple applications with a full portfolio of products to address key applications including broadband access, cellular backhaul, enterprise, in-flight connectivity, maritime, trains, defense and public safety, all while meeting the most stringent service level requirements. Gilat controlling shareholders are the FIMI Private Equity Funds. For more information, please visit: www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. We undertake no obligation to update or revise any forward-looking statements for any reason. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

Contact:
Gilat Satellite Networks
Doreet Oren, Director Corporate Communications
DoreetO@gilat.com

Comm-Partners LLC
June Filingeri, President
+1-203-972-0186
JuneFil@optonline.net